SI



20007837

ANNUAL AUDITED ~~...~~
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Chartered Securities (North America) LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen   (201) 706-5643

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP

(Name – *if individual, state last, first, middle name*)

135 W 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Peter Nielsen _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Chartered Securities (North America) LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ No Exceptions _____

_____

_____

Arron Jones-Williams
Notary Public, State of New York
Reg. No. 01J06298649
Qualified in New York County
Commission Expires June 11, 20 2 2

_____
Notary Public

_____
Signature

Director of Financial Operations
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Member of Standard Chartered Securities (North America) LLC and the Board of Directors of Standard Chartered Holdings

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) LLC, (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
February 25, 2020

Mazars USA LLP

135 West 50th Street – New York, New York – 10020

Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Standard Chartered Securities (North America) LLC
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	12,106,374
Accounts receivable		948,084
Due from related parties		4,214,170
Other assets		75,483
Total assets	$	17,344,111
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	152,390
Due to related parties		1,100,599
Total liabilities		1,252,989
Member's equity		16,091,122
Total liabilities and member's equity	$	17,344,111

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

   Standard Chartered Securities (North America) LLC (the "Company"), a wholly-owned subsidiary of Standard Chartered Holdings (the "Parent"), is a Delaware corporation and a registered broker with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA").

   The Company, originally owned by Standard Chartered Bank of the United Kingdom ("Standard Chartered Bank"), was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer. On April 30, 2017, Standard Chartered Bank contributed to the Parent all of its shares of the Company. As part of the transaction, the Company converted from a corporation to a limited liability company ("an LLC") on May 17, 2017.

   The Company focuses primarily on sales of Asia, Africa and the Middle East debt products to U.S. investors.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting
   The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Accounts Receivable
   The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2019 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

   Revenue and Expense Recognition from Securities Transactions
   In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in U.S. GAAP when it became effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has elected to use the modified retrospective approach, for the adoption of ASU 2014-09, which did not have a material impact on the Company's financial position, results of operations, equity or cash flows. Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur, and the Company believes that is when the performance obligation is satisfied.

2.   **Summary of Significant Accounting Policies (continued)**

Advisory Fee
The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Underwriting Fee
From time to time, the Company is included as a direct subscriber in syndications which are executed at Standard Chartered Bank. The Company recognizes revenue at consummation of a deal and believes that is when the performance obligation is satisfied. As of December 31, 2019, the Company had receivables relating to these deals of approximately $948,000 compared to approximately $495,000 as of December 31, 2018, which were unrelated to current receivables.

Cash
As of December 31, 2019, the Company maintained a cash balance of approximately $11,257,000 with a financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. In addition, the Company maintained a cash balance of approximately $849,000 with an affiliated bank which is not FDIC insured. The Company has not experienced any losses and does not believe it is subject to any significant credit risk on these balances.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. **Summary of Significant Accounting Policies (continued)**

   Income Taxes
   The Company is a single member limited liability company and treated as a disregarded entity for U.S. Federal, state and local income tax purposes. The Company's financial results are included in the Parent's tax filings, and any related payables or receivables will be reflected in related party transactions.

   The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3. **Related Party Transactions**

   For the year ended December 31, 2019, commission receivables due from related parties are approximately $4,214,000. The receivables due from related parties was approximately $2,427,000 as of December 31, 2018.

   The Company's December 31, 2019 due to related parties balance of approximately $1,101,000 is primarily made up of approximately $1,040,000 from a monthly SLA agreement, and approximately $60,000 from overpayments received from related parties.

4. **Regulatory Net Capital Requirement**

   As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current Indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2019, the Company's net capital under the Rule was $10,848,806, which exceeded the minimum requirements of $250,000 by $10,598,806. The net capital rule may effectively restrict distributions to the member.

5. **Income Taxes**

For the year ended December 31, 2019, the Company has determined that there were no material uncertain tax positions. At December 31, 2019, the Company's income tax returns for the years ended 2016, 2017 and 2018 are subject to examination by tax authorities.

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

Income taxes payable (receivable)

Balance at January 1, 2019	$ (1,181,913)
Provision for current taxes	1,096,374
Adjust prior year tax positions	(9,817)
Prior year tax overpayment to related parties	1,182,233
Current year tax overpayment to related parties	94,778
Current year tax payments to related parties	(1,181,655)
Income taxes payable (receivable) at December 31, 2019	$ -

6. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were available for issuance. No subsequent events were noted through the report date.